(a)(1)(B)
EMAIL TO ELIGIBLE PARTICIPANTS FROM ROBERT J. SHILLMAN, CEO, ANNOUNCING OFFER
TO PURCHASE
COGNEX CORPORATION
Dear Fellow Cognoids!
Today we are announcing an offer to purchase from our employees, officers and directors Cognex stock options having an exercise price of $23.00 or higher (the “Offer”). All employees that currently hold one or more options at or above that exercise price are invited to participate in this program.
This program is optional (no pun intended); it is offered so that eligible participants will have the opportunity to receive the benefit of a guaranteed amount of cash now in exchange for turning in their qualifying options, whose value in the future is uncertain.
As you know, Cognex strives to hire, retain and promote talented people based on their achievements. We reward employees based on their contributions to the success of our company, and we motivate them to continue to work hard for our customers, which will help our company grow and which then leads to an increase in shareholder value. A key component of our compensation philosophy has been the granting of stock option awards, because we believe that this directly links the interests of our employees, officers and directors with those of our shareholders.
Due to a number of factors in recent years having nothing to do with the efforts of our employees, officers and directors, such as the recent precipitous downturn in the economy, many of our outstanding stock options are significantly “underwater” (meaning the stock option exercise price exceeds the market price of Cognex common stock). As a result, these options are not providing either the incentive or the retention value that we had originally intended. Moreover, making matters even worse, because of the slow economy, we have not provided salary increases to our employees in the past year, (other than in connection with promotions), nor have we paid out any significant bonuses.
In recognition of these facts, we’ve decided to give all eligible participants the opportunity to sell back to Cognex their qualifying options for cash! Now, the cash that you’ll get if you decide to participate in this program is, unfortunately, not nearly as much as you or I hoped that you would get via those stock options at the time that they were granted...but it’s real cash nevertheless.
Details of the Offer include:
•	Cognex Corporation is offering a cash payment for each eligible option share. The amount that we are offering to pay for the cancellation of each option share ranges from $0.05 to $3.42.

•	Participation is on an option-by-option basis. You can elect to turn in some, all or none of your eligible options, but if you choose to tender any one option you must tender all shares subject to that option. You cannot turn in only a portion of the shares subject to an eligible option.

•	This is a voluntary program. If you choose not to participate in the Offer, you will keep your options and their terms will not change.

•	The Offer expires at 5:00 P.M. (Eastern Time) on December 15, 2009 (or a later date if the offer period is extended).
Eligible participants will receive a separate email from Cognex’s Treasury Department, which is our stock plan administrator. That email will contain further instructions on how to tender your eligible options.
Please note that the information I have included here is only a short summary of the Offer. You can find more information on CognexUs. The Offer is also subject to numerous terms and conditions, which are contained in the Schedule TO filed with the Securities and Exchange Commission today and also available on CognexUs. I encourage you to review the Schedule TO, including its exhibits and other offering materials before deciding to participate in the Offer.
Cognex Corporation makes no recommendations as to whether or not you should participate in the Offer. The decision to participate in the Offer is an individual one that should be based on a variety of factors. You should consult your personal advisors about your personal financial or tax circumstances.
All questions about the program or requests for assistance should be made by email to Cognex’s Treasury Department at Treasury@cognex.com. If you need immediate assistance, you can contact Sheila DiPalma by email to Sheila.DiPalma@cognex.com or by telephone at (508) 650-3356.
I want to thank all of you for your ongoing commitment to our company, to our customers and to our core values!
Yours truly,

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